JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES www.corplaw.net Telephone 770-804-0500

Email: jones@corplaw.net

Facsimile  770-804-0509

March 10, 2010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Mail Stop 3561

Attn:  Ethan Horowitz, Staff Accountant

Re:

MCA Holdings Corporation -- Form 8-K filed March 1, 2010

File Number 000-52162

[J&H File No. 3527.14]

Dear Mr. Horowitz:

This firm represents MCA Holdings Corporation (“MCA”), which filed a Form 8-K on March 1, 2010 for the period ending February 25, 2010.  Your office provided comments to the filing by your letter dated March 3, 2010 (the “Comment Letter”).  At this time we are submitting, on behalf of MCA, this letter in response to your Comment Letter and we are providing responses keyed to the paragraphs of the Comment Letter.  In addition, we are hereby providing appropriate supplemental information, as necessary.  This letter will be filed as correspondence at the same time of the filing of amended Form 8-K.

Accordingly, our responses are as follows:

1.

The Form 8-K disclosure has been amended to report that the decision to change independent accountants was approved by the Board of Directors in accordance with Item 304(a)(i)(iii) of Regulation S-K.

2.

The Company has notified its former independent accountant of the filing of the Form 8-K to announce that MCA is changing accountants.  Also, in accordance with Item 304(a)(3) of Regulation S-K the Company has requested that the former independent accountant provide a letter in connection with the Form 8-K filing.  However, at this time the former accountant has not provided the letter.  When and if a letter is provided by the former accountant, it will be filed with the Commission as an amendment to the Form 8-K.

We trust the comments contained herein are responsive to the issues raised in your Comment Letter.  If you should have any questions on these responses or if you need additional clarification regarding the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.

/s/ Richard W. Jones

For the Firm

Richard W. Jones

cc:

Danny Cheng

Alan Chan